ANCHOR NATIONAL LIFE INSURANCE COMPANY
                        VARIABLE SEPARATE ACCOUNT
            ________________________________________________

             SUPPLEMENT TO THE PROSPECTUS DATED MAY 14, 1997



Nursing Home Waiver

If you are confined to a nursing home for 60 days or longer, we may waive the withdrawal charge and/or market value adjustment on certain withdrawals prior to the Annuity Date (not available in Texas). The waiver applies only to withdrawals made while you are in a nursing home or within 90 days after you leave the nursing home.

This waiver may not be used during the first 90 days after you purchase your contract. In addition, the confinement period for which you seek the waiver must begin after you purchase your contract.


Date: May 23, 1997


















              Please keep this supplement with your prospectus